Exhibit (a)(5)(L)
TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
STATEMENT OF MATERIAL FACT
Regarding the news published on the Broadcast system of Agencia Estado at 7:23 pm. on August, 28th,2007, under the heading “Telemar: crise dificulta OPA e mercado já cogita novo adiamento” (translation: “Telemar: crisis affects tender offer and market considers new extension”), Telemar Participações S.A. (“TmarPart”), in response to CVM’s letter CVM/SEP/GEA-2/No. 316/07 hereby informs the public of the following:
1. TmarPart remains in negotiation with the banks in order to obtain, in conditions favorable to TmarPart, the necessary financing to increase, from R$35.09 to R$45,00, the price to be paid to the shareholders of Tele Norte Leste Participações S.A (“TNL”) who tender their shares in the tender offer for preferred shares of the said company.
2. Also, as has been stated in previous releases, the U.S. Securities and Exchange Commission requires that the auction be held for a fixed price, to be announced at least 10 (ten) business days prior to the auction date.
3. Hence, the ADS Expiration Time (as defined in the Offer to Purchase) is hereby extended until 10:00 a.m., New York City time on September 24, 2007, and the Share Expiration Time (as defined in the Offer to Purchase) is hereby extended until 6:00 p.m., Brasília time on September 24, 2007, with the auction to occur at 1:15 p.m., Brasília time, the following day (September 25, 2007). The ADS Expiration Time was set for 10:00 a.m., New York City time, on September 05, 2007, and the Share Expiration Time was set for 6:00 p.m., Brasília time on September 05, 2007. TmarPart may further extend the expiration date of the offer in its sole discretion.
4. TmarPart will confirm the increased price above mentioned by means of another statement of material fact should the negotiations with the banks end successfully and the necessary corporate approvals are obtained by TmarPart.
5. As of 5:00 p.m. Eastern on August 31st, 2007, holders of approximately 20,373,739 ADSs have delivered valid tenders pursuant to the tender offer.
6. The Offer to Purchase, Schedule TO, and any amendments thereto and other materials relating to the tender offer in the U.S., including all amendments thereto, may be obtained free of charge at www.sec.gov or by calling the information agent, The Altman Group, at 800.398.2816 (toll-free) in the United States and 201.806.2234 (collect), outside the United States. The materials relating to the tender offer contain important information that should be read carefully before any decision is made with respect to the tender offer. The completion of the tender offer is subject to conditions described in the offer to purchase.
Rio de Janeiro, August, 31st 2007
Fabio Schvartsman
Investors Relations Officer